# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Plymouth Industrial REIT, Inc., CIK 0001515816
CUSIP: 729640102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 11/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001677508
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- TSSP SUB-FUND HOLDCO, LLC (CIK 0001677508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,944,629; sole dispositive power 0; shared dispositive power 4,944,629; aggregate amount beneficially owned 4,944,629 (9.99% of the class); the aggregate amount excludes certain shares
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,944,629; sole dispositive power 0; shared dispositive power 4,944,629; aggregate amount beneficially owned 4,944,629 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Plymouth Industrial REIT, Inc.
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 18, 2025 (as so amended, the "Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Common Stock "), of Plymouth Industrial REIT, Inc., a Maryland corporation (the "Issuer").

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 24, 2025, the Issuer announced the entry into an Agreement and Plan of Merger (the "Merger Agreement") by and among Plymouth Industrial OP, LP, a Delaware limited partnership (the "Operating Partnership"), PIR Ventures LP, a Delaware limited partnership ("Parent"), PIR Industrial REIT LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("REIT Merger Sub"), and PIR Industrial OP LLC, a Delaware limited liability company wholly owned by REIT Merger Sub ("OP Merger Sub"), pursuant to which, among other things, (i) the Issuer will be merged with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly owned subsidiary of Parent (the "REIT Merger"), and (ii) immediately prior to the consummation of the REIT Merger, the Operating Partnership will be merged with and into OP Merger Sub, with OP Merger Sub surviving as a wholly owned subsidiary of REIT Merger Sub (the "Partnership Merger" and, together with the REIT Merger, the "Mergers"). On November 23, 2025, the "Go-Shop Period" (as defined in the Merger Agreement) expired.

Sixth Street Partners, LLC, an affiliate of the Reporting Persons, on behalf of certain of its affiliated funds or investment vehicles, has determined that it no longer intends to engage in discussions or negotiations regarding the potential acquisition of all or substantially all of the outstanding capital stock of the Issuer, and that it is abandoning its previously announced non-binding proposal to acquire 100% of the outstanding Common Stock and 100% of the common equity interests of the Operating Partnership.

General

All shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price and availability of the Common Stock or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to the Reporting Persons' investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements.

In the course of their review, the Reporting Persons or their representatives may enter into discussions with the board of directors of the Issuer (the "Board"), members of management, other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 44,551,164 shares of Common Stock outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025.

The securities reported herein are held of record by Isosceles. As of the date hereof, Isosceles directly holds Warrants that are exercisable for 11,760,000 OP Units, subject to the Ownership Limitation (as defined below). The OP Units are redeemable for cash or, at the election of the Issuer, shares of Common Stock.

The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of such Warrants to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of no more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such exercise would cause the Reporting Persons' aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 6,815,371 shares of Common Stock into which such Warrants would otherwise be exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Signatures
- TSSP SUB-FUND HOLDCO, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (11/25/2025)
- ALAN WAXMAN: /s/ Joshua Peck(1), Joshua Peck, on behalf of Alan Waxman (11/25/2025)
Comment: (1) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, which was previously filed as Exhibit 8.